SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 ------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      THE READER'S DIGEST ASSOCIATION, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                    755267200
                                    ---------
                                 (CUSIP Number)

                    DeWitt Wallace-Reader's Digest Fund, Inc.
                     Lila Wallace-Reader's Digest Fund, Inc.
                               M. Christine DeVita
                           Two Park Avenue, 23rd Floor
                            New York, New York 10016
                                 (212) 251-9841

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                              Peter J. Rooney, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 848-7871

                                December 13, 2002
             (Date of Event which Requires Filing of this Statement)
 ------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No. 755267200
          ---------

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Persons
                 DeWitt Wallace-Reader's Digest Fund, Inc.
                 I.R.S. Identification No. 13-6183757

(2)      Check the Appropriate Box if a Member of Group (See Instructions)
         (a) X
               -----------------------------------------------------------------
         (b) [ ]
               -----------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Sources of Funds (See Instructions) OO
                                            ------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]

(6)      Citizenship or Place of Organization New York
                                              ----------------------------------
--------------------------------------------------------------------------------

                  (7)      Sole Voting Power 7,680,305
Number of                                    -----------------------------------
Shares                     -----------------------------------------------------
Beneficially      (8)      Shared Voting Power None
Owned by                                       ---------------------------------
Each              --------------------------------------------------------------
Reporting         (9)      Sole Dispositive Power  7,680,305
Person                                            ------------------------------
With                       -----------------------------------------------------
                  (10)     Shared Dispositive Power None
                                                    ----------------------------
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 12,638,487 (1)
                                                                  --------------

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
                      ----------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 12.9%
                                                        ------------------------

(14) Type of Reporting Person (See Instructions) CO
                                                --------------------------------

----------
(1) Includes 4,958,182 shares of Reader's Digest Common Stock owned by the Lila Wallace-Reader's Digest Fund, Inc. as of December 13, 2002.

CUSIP No. 755267200
          ---------

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                 Lila Wallace-Reader's Digest Fund, Inc.
                 I.R.S. Identification No. 13-6086859

(2)      Check the Appropriate Box if a Member of Group (See Instructions)
         (a) X
               -----------------------------------------------------------------
         (b) [ ]
               -----------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Sources of Funds (See Instructions) OO
                                            ------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]

(6)      Citizenship or Place of Organization New York
                                              ----------------------------------
--------------------------------------------------------------------------------

                  (7)      Sole Voting Power 4,958,182
Number of                                    -----------------------------------
Shares                     -----------------------------------------------------
Beneficially      (8)      Shared Voting Power None
Owned by                                       ---------------------------------
Each              --------------------------------------------------------------
Reporting         (9)      Sole Dispositive Power  4,958,182
Person                                            ------------------------------
With                       -----------------------------------------------------
                  (10)     Shared Dispositive Power None
                                                    ----------------------------
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 12,638,487 (2)
                                                                  --------------

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
                      ----------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 12.9%
                                                        ------------------------

(14) Type of Reporting Person (See Instructions) CO
                                                --------------------------------

----------
(2) Includes 7,680,305 shares of Reader's Digest Common Stock owned by the DeWitt Wallace-Reader's Digest Fund, Inc. as of December 13, 2002.

Item 1.  Security and Issuer
         -------------------

                  This Schedule 13D relates to the common stock, par value $0.01 per share (the "Reader's Digest Common Stock") of The Reader's Digest Association, Inc., a Delaware corporation (hereinafter referred to as "Reader's Digest" or the "Issuer"). The principal executive offices of the Issuer are located at Reader's Digest Road, Pleasantville, New York 10570-7000.

Item 2.  Identity and Background
         -----------------------

                  This joint statement is being filed by (a) the DeWitt Wallace-Reader's Digest Fund, Inc. (the "DeWitt Wallace Fund"), a corporation organized under the Not-for-Profit Corporation Law of the State of New York, and
(b) the Lila Wallace-Reader's Digest Fund, Inc. (the "Lila Wallace Fund," and together with the DeWitt Wallace Fund, the "Reporting Persons"), a corporation organized under the Not-for-Profit Corporation Law of the State of New York.

                  The Reporting Persons' principal business offices are located at Two Park Avenue, 23rd Floor, New York, New York 10016.

                  During the last five years, neither of the Reporting Persons has been, and, to the best of such Reporting Person's knowledge, none of its directors has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  The name, residence or business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director of the Reporting Persons is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference in its entirety. All such persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

                  On October 15, 2002, Reader's Digest and the Reporting Persons entered into a Recapitalization Agreement, pursuant to which Reader's Digest and the Reporting Persons agreed to effect a series of transactions pursuant to which (a) all shares of Class B Voting Common Stock of Reader's Digest (the "Class B Stock") and Class A Nonvoting Common Stock of Reader's Digest (the "Class A Stock") would be recapitalized into one class of voting common stock by means of a merger of a wholly-owned subsidiary of Reader's Digest into Reader's Digest, with Reader's Digest surviving, and (b) in consideration for the recapitalization, Reader's Digest agreed to purchase from the Reporting Persons 4,597,701 shares of Class B Stock for an aggregate of $99,999,996.75.

                  On December 13, 2002, immediately prior to the merger, Reader's Digest purchased 4,597,701 shares of Class B Stock from the Reporting Persons, after which time the

Reporting Persons beneficially owned 1,618,381 shares of Class B Stock and 10,664,063 shares of Class A Stock. Such shares were subsequently recapitalized into 12,638,487 shares of Reader's Digest Common Stock pursuant to the merger. Specifically, pursuant to the merger agreement, (a) each share of Class A Stock either issued and outstanding or held by Reader's Digest as treasury stock, including the 10,664,063 shares held by the Reporting Persons, immediately prior to the effective time of the merger was automatically converted into one share of Reader's Digest Common Stock, and (b) each share of Class B Stock either issued and outstanding or held by Reader's Digest as treasury stock, including the 1,618,381 shares held by the Reporting Persons, immediately prior to the effective time of the merger was automatically converted into 1.22 shares of Reader's Digest Common Stock.

                  The description herein of the Recapitalization Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 99(a) and is incorporated herein by reference in its entirety.

Item 4.  Purpose of Transaction
         ----------------------

                  The Reporting Persons acquired the shares of Reader's Digest Common Stock pursuant to the merger described in Item 3. The Reporting Persons intend to review continuously their investment in the Issuer on the basis of various factors, including the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and those for the Issuer's securities in particular, other developments and other investment opportunities available to the Reporting Persons. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time, which may include the acquisition of additional shares of Reader's Digest Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Reader's Digest Common Stock that they currently own or that they may later acquire, either in the open market or in privately negotiated transactions. Pursuant to the Recapitalization Agreement, the Reporting Persons have the right to cause the Issuer to prepare and file up to two registration statements under the Securities Act of 1933, as amended, in order to permit the sale by the Reporting Persons of any shares of Reader's Digest Common Stock. The description herein of the Recapitalization Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 99(a) and is incorporated herein by reference in its entirety.

                  Other than as described above, the Reporting Persons do not currently have any plans or proposals that would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above (although the Reporting Persons reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

                  As a result of the recapitalization, the DeWitt Wallace Fund will be deemed to be the beneficial owner of 7,680,305 shares of Reader's Digest Common Stock, which would represent approximately 7.8% of the shares of Reader's Digest Common Stock outstanding after the merger (based on the number of shares of Reader's Digest Common Stock outstanding on September 12, 2002, as set forth in the Recapitalization Agreement, which is filed as Appendix A to the Issuer's proxy statement/prospectus dated November 12, 2002). The DeWitt Wallace Fund will have sole voting and dispositive power with respect to such shares of Reader's Digest Common Stock.

                  Except as described herein, or in Schedule B hereto, neither the DeWitt Wallace Fund nor, to the best of the DeWitt Wallace Fund's knowledge, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any shares of the Issuer during the past 60 days.

                  As a result of the recapitalization, the Lila Wallace Fund will be deemed to be the beneficial owner of 4,958,182 shares of Reader's Digest Common Stock, which would represent approximately 5.1% of the shares of Reader's Digest Common Stock outstanding after the merger (based on the number of shares of Reader's Digest Common Stock outstanding on September 12, 2002, as set forth in the Recapitalization Agreement, which is filed as Appendix A to the Issuer's proxy statement/prospectus dated November 12, 2002). The Lila Wallace Fund will have sole voting and dispositive power with respect to such shares of Reader's Digest Common Stock.

                  Except as described herein, or in Schedule B hereto, neither the Lila Wallace Fund nor, to the best of the Lila Wallace Fund's knowledge, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any shares of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         ---------------------------------------------------------------------

                  Except for the Recapitalization Agreement and as set forth herein, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits
         ---------------------------------

         Exhibit 1      Joint Filing Agreement between the DeWitt
Wallace-Reader's Digest Fund, Inc. and the Lila Wallace-Reader's Digest Fund, Inc. pursuant to Rule 13d-1(k)(l)(iii).

         Exhibit 99(a) Recapitalization Agreement, dated as of October 15, 2002, by and among the DeWitt Wallace-Reader's Digest Fund, Inc., the Lila Wallace-Reader's Digest Fund, Inc. and The Reader's Digest Association, Inc. (incorporated by reference to Appendix A to the Issuer's proxy statement/prospectus dated November 12, 2002).

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.



December 19, 2002                             DEWITT WALLACE-READER'S DIGEST
                                              FUND, INC.




                                              By:  /s/ M. Christine DeVita
                                                   --------------------------
                                                   Name:  M. Christine DeVita
                                                   Title:  President

December 19, 2002                             LILA WALLACE-READER'S DIGEST
                                              FUND, INC.




                                              By:  /s/ M. Christine DeVita
                                                   --------------------------
                                                   Name:  M. Christine DeVita
                                                   Title:  President

                                   SCHEDULE A

                  DEWITT WALLACE-READER'S DIGEST FUND, INC. AND
                     LILA WALLACE-READER'S DIGEST FUND, INC.

                               BOARD OF DIRECTORS

Gordon Ambach                                 Laraine S. Rotherberg
2715 31st Place, N.W.                         Partner, Fried, Frank, Harris,
Washington, D.C. 20008                        Shriver & Jacobson
                                              One New York Plaza, 29th Floor
                                              New York, NY 10004

W. Don Cornwell                               Joseph Shenker
Chief Executive Officer, Granite              Provost, Long Island University
Broadcasting Corporation                      C.W. Post Campus
767 Third Avenue, 34th Floor                  720 Northern Blvd.
New York, NY 10017                            Brookville, NY 11548

M. Christine DeVita                           Walter Shipley
President, DeWitt Wallace-Reader's Digest     Chairman, DeWitt Wallace-Reader's
Fund & Lila Wallace-Reader's Digest Fund      Digest Fund & Lila Wallace-
New York, NY 10016                            Reader's Digest Fund
                                              270 Park Avenue, 9th Floor
                                              New York, NY 10017

Susan J. Kropf                                C. J. Silas
President and Chief Operating Officer,        P.O. Box 2127
Avon Products, Inc.                           Bartlesville, OK 74005
1345 Avenue of the Americas, 27th Floor
New York, NY 10105

Peter C. Marzio
Director, The Museum of Fine Arts, Houston
1001 Bissonet
Houston, TX 77005

                               EXECUTIVE OFFICERS

M. Christine DeVita
President, DeWitt Wallace-Reader's Digest
Fund & Lila Wallace-Reader's Digest Fund
2 Park Avenue, 23rd Floor
New York, NY 10016

Mary E. Geras
Director of Finance & Assistant Treasurer,
DeWitt Wallace-Reader's Digest Fund &
Lila Wallace-Reader's Digest Fund
2 Park Avenue, 23rd Floor
New York, NY 10016

Rob D. Nagel
Director of Investments & Treasurer,
DeWitt Wallace-Reader's Digest Fund &
Lila Wallace-Reader's Digest Fund
2 Park Avenue, 23rd Floor
New York, NY 10016

Walter Shipley
Chairman, DeWitt Wallace-Reader's Digest
Fund & Lila Wallace-Reader's Digest Fund
270 Park Avenue, 9th Floor
New York, NY 10017

                                   SCHEDULE B

                        BENEFICIAL OWNERSHIP OF SHARES OF
                      THE READER'S DIGEST ASSOCIATION, INC.


                                                               Shares of
                                                              Common Stock
                                                              ------------
Name of Beneficial Owner(1)
---------------------------
M. Christine DeVita.........................................      6,600

Laraine S. Rotherberg.......................................        100

Walter Shipley..............................................      3,000

C. J. Silas.................................................      8,600

-----------
(1) "Beneficial ownership" has been determined in accordance with rule 13d-3 under the Securities Exchange Act of 1934. Each director or officer has sole voting and dispositive power over the shares shown. Each director or executive officer beneficially owns less than 1% of the total outstanding shares of Common Stock. All directors and executive officers as a group own less than 1% of the total outstanding shares of Common Stock.

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the Statement on Schedule 13D, dated December 19, 2002 ("Schedule 13D"), with respect to the Common Stock, par value $0.01, of The Reader's Digest Association, Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the undersigned have executed this Agreement as of


                               December 19, 2002.


                                              DEWITT WALLACE-READER'S DIGEST
                                              FUND, INC.


                                              By:  /s/ M. Christine DeVita
                                                   --------------------------
                                                   Name:  M. Christine DeVita
                                                   Title:  President

                                              LILA WALLACE-READER'S DIGEST
                                              FUND, INC.


                                              By:  /s/ M. Christine DeVita
                                                   --------------------------
                                                   Name:  M. Christine DeVita
                                                   Title:  President